United States
               Securities and Exchange Commission
                     Washington, D.C.  20549




                          SCHEDULE 13G




            Under the Securities Exchange Act of 1934
                     (Amendment No.      )

                       Spartech Corporation
                        (name of issuer)

                          Common Stock
                   (title of class securities)

                            847220209
                         (CUSIP number)

CUSIP No. 847220209           13G

1 - NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Eaton Vance Management
     #04-3101341

2 - CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        ___ (a)
                                                            _X_ (b)
     Group Disclaimed

3 - SEC USE ONLY


4 - CITIZENSHIP OF PLACE OF ORGANIZATION

     Boston, Massachusetts

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              WITH:

     5 - SOLE VOTING POWER


     6 - SHARED VOTING POWER

         785,100

     7 - SOLE DISPOSITIVE POWER



     8 - SHARED DISPOSITIVE POWER

         785,100

9 - AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     785,100 (see item 4)

10 - CHECK BOX IF THE AGGREGATE AMOUNT ON ROW (9) EXCLUDES CERTAIN
     SHARES


11 - PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW 9

     10.12%

12 - TYPE OF REPORTING PERSON

     IA

                          Schedule 13G

Item 1(a)Name of Issuer:

   Spartech Corporation

Item 1(b)Address of Issuer's Principal Executive Office:

   777 Bonhomme, Suite 1001, Clayton, Missouri 63105

Item 2(a)Name of Person Filing:

   Eaton Vance Management

Item 2(b)Address of Principal Business Office of Person Filing:

   24 Federal Street, Boston, Massachusetts 02110

Item 2(c)Citizenship:

   Boston, Massachusetts

Item 2(d)Title of Class of Securities:

   Common Stock

Item 2(e)CUSIP Number

   847220209

Item 3  Eligibility to File Schedule 13G:

Eaton Vance Management is an investment adviser registered under
Section 203 of the Investment Adviser Act of 1940, and acts as investment adviser for a group of investment companies registered under Section 8 of the Investment Company Act of 1940 and a variety of private investment accounts.

Item 4  Ownership:

   (a)  As of July 31, 1993:

        By virtue of Rule 13d-3(a)(2) under the Securities Exchange Act of 1934, Eaton Vance Management, in its capacity as investment adviser may be deemed the "beneficial owner" of 785,100 shares of the issuer's Common Stock (or 10.12% of the 7,758,000 shares believed to be outstanding), inasmuch as said investment adviser has investment power with respect to such shares.






   (b)  As of July 31, 1993:

        Eaton Vance Management has the shared power to vote or to direct the vote of 785,100 shares of the issuer's common stock and the shared power to dispose, or direct the disposition of 785,100 shares of the issuer's Common Stock, in its capacity as investment adviser.

See attachment for list of private investment accounts for which Eaton Vance acts as investment adviser and on whose behalf holds security positions in the above issuer's equity securities at July 31, 1993.




Item 5  Ownership of Five Percent of Less of a Class:

   Not applicable

Item 6  Ownership of More than Five Percent on Behalf of Another
        Person:

   Not applicable

Item 7  Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company:

   Not applicable

Item 8  Identification and Classification of Members of the Group:

   Not applicable

Item 9  Notice of Dissolution of Group:

   Not applicable

Item 10 Certification:

   See below

                           DISCLAIMER

Eaton Vance Management disclaims and each Fund and account referred to herein disclaims that it acts or has ever acted (or has ever agreed to act) with any other person (including, without limitation, any one or more of the other entities referred to in this statement or any associate thereof) as a general partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, voting or disposing of equity securities of the issuer within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, and states the filing or sending of this statement shall not be deemed to constitute any such action or agreement.

CERTIFICATION AND SIGNATURE


Eaton Vance Management certifies that it is a person entitled to file statements on Schedule 13G under Rule 13d-1(b)(1) promulgated under the Securities Exchange Act of 1934, and the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect .

After reasonable inquiry and to the best of its knowledge and belief, Eaton Vance Management certifies the information set forth in this statement is true, complete and correct.


                               EATON VANCE MANAGEMENT



January 21, 1994               By
                                         Vice President